January 2, 2008

Mail Stop 3720

By U.S. Mail and facsimile to (973) 740-5264

Robert J. Ingato
General Counsel
CIT Group Inc.
One CIT Drive
Livingston, NJ 07039

> **Re: CIT Group, Inc.**
> **Definitive Schedule 14A**
> **Filed April 4, 2007**
> **File No. 001-31369**

Dear Mr. Ingato:

We have reviewed your response letter dated October 29, 2007 and have the following comments. Please respond to our comments by January 16, 2008, or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

General

1.   Please confirm that you will comply in future filings with comments two, three, six, seven, ten, eleven and fourteen in our comment letter dated September 27, 2007, as applicable.

Compensation Discussion and Analysis, page 14

Components of 2006 Compensation, page 16

2.   We have considered your responses to comments five and nine in our letter dated September 27, 2007. If you continue to use non-GAAP financial measures in the future to determine total compensation or other target levels, please disclose how the number is calculated from your audited financial statements. See Instruction 5 to Item 402(b). In addition, please clarify and quantify how the non-GAAP performance measures impact executive compensation awards, such as total

compensation. Discuss how you use non-GAAP measures to adjust other performance targets and threshold levels, such as net income and earnings per share, and to calculate the actual performance levels achieved.

3.   We have considered your responses to comments eight and nine in our letter dated September 27, 2007 regarding how you arrived at and why you paid each named executive officer the particular levels and forms of compensation. Please ensure that you specifically discuss how the application of your compensation policies, procedures, benchmarking and performance targets resulted in the actual compensation paid to each named executive officer. Please confirm that, for each named executive officer, you will separately discuss how the compensation committee's and chief executive officer's considerations of each factor and the results of each performance measure resulted in the specific amounts and forms of compensation paid.

Please contact me at (202) 551-3350 with any questions.

                                                                Sincerely,

                                                                Kathleen Krebs
                                                                Special Counsel